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---------------------                                          -----------------
CUSIP NO. 090662107                     13G                    PAGE 1 OF 8 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                (Amendment No. 2)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                            BIOSPHERICS INCORPORATED
              ----------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    090662107
              ----------------------------------------------------
                                 (CUSIP Number)

                        RGC International Investors, LDC
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004
                             Attn: Gary S. Kaminsky
                                  610-617-5900


                                DECEMBER 31, 2000
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO. 090662107                     13G                    PAGE 2 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON/
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                    RGC International Investors, LDC
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
                                                              (b)|X|
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                        5 SOLE VOTING POWER

       Number of          0
       Shares           --------------------------------------------------------
       Beneficially     6 SHARED VOTING POWER
       Owned by
       Each               1,138,966
       Reporting        --------------------------------------------------------
       Person           7 SOLE DISPOSITIVE POWER
       With
                          0
                        --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER

                          1,138,966
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,138,966
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                            |_|
       N/A
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9%
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       00
--------------------------------------------------------------------------------

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CUSIP NO. 090662107                     13G                    PAGE 3 OF 8 PAGES
---------------------                                          -----------------



--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                   Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                     (b)|X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                        5 SOLE VOTING POWER

       Number of          0
       Shares           --------------------------------------------------------
       Beneficially     6 SHARED VOTING POWER
       Owned by
       Each               1,138,966
       Reporting        --------------------------------------------------------
       Person           7 SOLE DISPOSITIVE POWER
       With
                          0
                        --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER

                          1,138,966
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       1,138,966
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                              |_|
       N/A
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

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CUSIP NO. 090662107                     13G                    PAGE 4 OF 8 PAGES
---------------------                                          -----------------



--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                       RGC General Partner Corp.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                   (b)|X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                        5 SOLE VOTING POWER

       Number of          0
       Shares           --------------------------------------------------------
       Beneficially     6 SHARED VOTING POWER
       Owned by
       Each               1,138,966
       Reporting        --------------------------------------------------------
       Person           7 SOLE DISPOSITIVE POWER
       With
                          0
                        --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER

                          1,138,966
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,138,966
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES
                                                             |_|
       N/A
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

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---------------------                                          -----------------
CUSIP NO. 090662107                     13G                    PAGE 5 OF 8 PAGES
---------------------                                          -----------------



ITEM 1(a).  NAME OF ISSUER:

            Biospherics Incorporated

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            12501 Indian Creek Court
            Beltsville, Maryland 20705

ITEM 2(a).  NAME OF PERSON FILING
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).  CITIZENSHIP:

            RGC International Investors, LDC
            c/o SEI Fund Resources International, Ltd.
            Styne House, Upper Hatch Street
            Dublin, Ireland 2
            Cayman Islands limited duration company

            Rose Glen Capital Management, L.P.
            3 Bala Plaza East, Suite 501
            251 St. Asaphs Road
            Bala Cynwyd, Pennsylvania 19004
            Delaware limited partnership

            RGC General Partner Corp.
            3 Bala Plaza East, Suite 501
            251 St. Asaphs Road
            Bala Cynwyd, Pennsylvania 19004
            Delaware corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share (the
            "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

            090662107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c),
            CHECK THIS BOX. |X|

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CUSIP NO. 090662107                     13G                    PAGE 6 OF 8 PAGES
---------------------                                          -----------------


ITEM 4.     OWNERSHIP.

            RGC International Investors, LDC ("RGC")
            Rose Glen Capital Management, L.P. ("Rose Glen")
            RGC General Partner Corp. ("Partner")

            RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

            (a) Amount beneficially owned:

                1,138,966 shares of Common Stock (1)

            (b) Percent of Class:

                Approximately 9.9% as of the date of filing this statement. (Based on 10,735,331 shares of Common
                Stock issued and outstanding as of December 31, 2000.) (1)

            (c) Number of shares as to which such persons have:

                (i)   Sole power to vote or to direct the vote:

                      0

                (ii)  Shared power to vote or to direct the vote:

                      See Item 4(a) above.

                (iii) Sole power to dispose or to direct the disposition of:

                      0

                (iv) Shared power to dispose or to direct the disposition of:

                      See Item 4(a) above.

--------------

(1) The beneficial ownership reported herein represents 9.9% of the outstanding Common Stock on December 31, 2000 and consists of (i) 369,582 shares of Common Stock and (ii) 769,384 shares of Common Stock that are currently issuable within 60 days of December 31, 2000 upon exercise of three Warrants to purchase an aggregate of 1,660,973 shares of Common Stock. The Warrants expire on March 31, 2002, May 21, 2002 and February 24, 2004, respectively.

     The terms of the Warrants provide that the Warrants are exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon exercise of the Warrants, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised Warrants) would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons ability to fully exercise the Warrants may be limited by the terms of the Warrants.


                                        6

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CUSIP NO. 090662107                     13G                    PAGE 7 OF 8 PAGES
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

                                        7

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CUSIP NO. 090662107                     13G                    PAGE 8 OF 8 PAGES
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ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      RGC International Investors, LDC
                                      By: Rose Glen Capital Management, L.P.
                                      By: RGC General Partner Corp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                          --------------------
                                          Gary S. Kaminsky
                                          Managing Director


                                      Rose Glen Capital Management, L.P.
                                      By: RGC General Partner Corp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                          --------------------
                                          Gary S. Kaminsky
                                          Managing Director


                                      RGC General Partner Corp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                          --------------------
                                          Gary S. Kaminsky
                                          Managing Director

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Biospherics Incorporated, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 13th day of February, 2001.


                                      RGC International Investors,LDC
                                      By: Rose Glen Capital Management, L.P.
                                      By: RGC General Partner Crp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                          ---------------------
                                          Gary S. Kaminsky
                                          Managing Director


                                      Rose Glen Capital Management, L.P.
                                      By: RGC General Partner Corp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                          ----------------------
                                          Gary S. Kaminsky
                                          Managing Director


                                      RGC General Partner Corp.

Dated: February 13, 2001              By: /s/ GARY S. KAMINSKY
                                         ----------------------
                                         Gary S. Kaminsky
                                         Managing Director


                                        9